================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              CARREKER CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    144433109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  Phil Frohlich
                          1924 South Utica, Suite #1120
                           Tulsa, Oklahoma 74104-6429
                                 (918) 747-3412
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Lynnwood R. Moore, Jr.
                              Conner & Winters, LLP
                            4000 One Williams Center
                              Tulsa, Oklahoma 74172
                                 (918) 586-5691

                                  April 7, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
================================================================================

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 2 OF 13
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,819,604
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY               0
   OWNED BY
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            1,819,604
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,819,604
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.4%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IA
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 3 OF 13
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 1,737,636
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            0
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            1,737,636
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,737,636
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.0%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 4 OF 13
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 1,737,636
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            0
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            1,737,636
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,737,636
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.0%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 5 OF 13
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP MID CAP, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            22,100
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            22,100
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,100
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 6 OF 13
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PRESCOTT GROUP AGGRESSIVE MID CAP, L.P.
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oklahoma
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            59,868
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            59,868
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         59,868
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------                                                 ------------
CUSIP No. 144433109                     13D                         PAGE 7 OF 13
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PHIL FROHLICH
-------  -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]

-------  -----------------------------------------------------------------------
   3     SEC USE ONLY

-------  -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------  -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)
                                                                             [ ]
-------  -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. CITIZEN
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,826,909
   NUMBER OF      --------  ----------------------------------------------------
    SHARES            8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 0
     EACH         --------  ----------------------------------------------------
  REPORTING           9     SOLE DISPOSITIVE POWER
 PERSON WITH
                            1,826,909
                  --------  ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,826,909
-------  -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                                             [ ]
-------  -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
-------  -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D
                                  ------------

     This Amendment No. 3 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership ("Prescott Small Cap II" and together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Mid Cap, L.P., an Oklahoma limited partnership ("Prescott Mid Cap"), Prescott Group Aggressive Mid Cap, L.P., an Oklahoma limited partnership ("Prescott Aggressive Mid Cap" and together with Prescott Small Cap, Prescott Small Cap, II and Prescott Mid Cap the "Prescott Group Funds") and Mr. Phil Frohlich the principal of Prescott Capital, relating to shares of common stock of Carreker Corporation, a Delaware corporation (the "Issuer").

     This Schedule 13D relates to shares of common stock, $0.01 par value (the "Common Stock") of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership ("Prescott Master Fund"), of which the Small Cap Funds are the general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 1,737,636 shares of Common Stock held by the Prescott Master Fund. Prescott Capital also serves as the general partner of Prescott Mid Cap and Prescott Aggressive Mid Cap and may direct the vote and disposition of the 22,100 shares of Common Stock held by Prescott Mid Cap and the 59,868 shares of Common Stock held by Prescott Aggressive Mid Cap. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,737,636 shares of Common Stock held by Prescott Master Fund, 22,100 shares of Common Stock held by Prescott Mid Cap, 59,868 shares of Common Stock held by Prescott Aggressive Mid Cap, and 7,305 shares of Common Stock held by himself, individually.

     This Amendment No. 3 is being filed to amend the disclosures under Item 4 Purpose of the Transaction below contained in the Schedule 13D Amendment No. 2 filed on behalf of the Reporting Persons on December 6, 2005.

ITEM 1. SECURITY AND ISSUER

     SECURITIES ACQUIRED: Shares of Common Stock, $.01 Par Value (the "Common Stock").

     ISSUER: Carreker Corporation
             4055 Valley View Lane, Suite 1000
             Dallas, Texas  75244

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Statement is jointly filed by Prescott Capital, Prescott Small Cap, Prescott Small Cap, II, Prescott Mid Cap, Prescott Aggressive Mid Cap and Phil Frohlich. Because Phil Frohlich is the managing member of Prescott Capital, which is the general partner of Prescott Group Funds (with Phil Frohlich and Prescott Capital hereinafter referred to as the "Controlling Persons"), the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act") to be the beneficial owners of all shares of Common Stock held by Prescott Group Funds. The Reporting Persons (as hereinafter defined) are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     (b) The principal place of business for each of the Reporting Persons is 1924 South Utica, Suite #1120, Tulsa, Oklahoma, 74104.

     (c) The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital. The principal business of Prescott Capital is acting as the general partner of Prescott Group Funds. The principal business of the Prescott Group Funds is investing in securities.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Prescott Capital and Prescott Group Funds are organized under the laws of the State of Oklahoma. Mr. Frohlich is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     As of April 7, 2006, Prescott Group Funds and Phil Frohlich had invested $10,378,000 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of Prescott Group Funds and the personal funds of Phil Frohlich.

ITEM 4. PURPOSE OF THE TRANSACTION

     On November 29, 2005, Reporting Persons made a formal demand to the Issuer for the inspection of books and records pursuant to Section 220 of the Delaware General Corporate Law. Upon the election of Jeffrey D. Watkins as the "Prescott Appointee" to the Board of

Directors of Carreker Corporation on March 24, 2006 pursuant to the Board Representation Agreement described in Item 6, Prescott Group withdrew its formal demand letter.

     Except as described above, the Reporting Persons do not have any plans or proposals of the type described in (b)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 24,697,793 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 30, 2005, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 7, 2005.

     As of April 7, 2006, Small Cap Funds beneficially owned 1,737,636 shares of Common Stock, representing approximately 7.0% of the issued and outstanding Common Stock of the Issuer.

     As of April 7, 2006, Mid Cap Fund beneficially owned 22,100 shares of Common Stock, representing approximately 0.1% of the issued and outstanding Common Stock of the Issuer.

     As of April 7, 2006, Mid Cap Aggressive Fund beneficially owned 59,868 shares of Common Stock, representing approximately 0.2% of the issued and outstanding Common Stock of the Issuer.

     Prescott Capital as the general partner of Prescott Group Funds may also be deemed to beneficially own the 1,819,604 shares of Common Stock held by Prescott Group Funds, representing approximately 7.4% of the issued and outstanding Common Stock of the Issuer.

     In addition to the 7,305 shares of Common Stock Phil Frohlich individually owns, as managing member of Prescott Capital, the general partner of Prescott Group Funds, he may also be deemed to beneficially own the 1,819,604 shares of Common Stock beneficially owned by Prescott Group Fund.

     Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by Prescott Group Funds except to the extent of their pecuniary interest therein.

     (b) By virtue of his position with Prescott Capital and Prescott Group Funds, Phil Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by Prescott Group Funds reported in this Statement.

     The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,819,604 shares of Common Stock owned by Prescott Group Funds. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

     (c) There have been no acquisitions or dispositions of shares of Common Stock in the past 60 days.

     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. The Reporting Persons and the Issuer have entered into a Board Representation Agreement dated March 24, 2006 which is described in the Issuer's current report on Form 8-K filed on March 27, 2006.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement by and among Prescott Group Capital Management, L.L.C., Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., Prescott Group Mid Cap, L.P., Prescott Group Aggressive Mid Cap, L.P., and Phil Frohlich dated July 6, 2005. (Included with original Schedule
               13D).

Exhibit 2 Board Representation Agreement dated March 24, 2006 by and among the Issuer and certain of the Reporting Persons (incorporated by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K filed March 27, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2006

                                    Prescott Group Capital Management, L.L.C.

                               By:  /s/ Phil Frohlich
                                    --------------------------------------------
                                    Phil Frohlich, Managing Member

                                    Prescott Group Aggressive Small Cap, L.P.

                               By: Prescott Group Capital Management, L.L.C., its general partner

                               By:  /s/ Phil Frohlich
                                    --------------------------------------------
                                    Phil Frohlich, Managing Member

                                    Prescott Group Aggressive Small Cap II, L.P.

                               By: Prescott Group Capital Management, L.L.C., its general partner

                               By:  /s/ Phil Frohlich
                                    --------------------------------------------
                                    Phil Frohlich, Managing Member

                                    Prescott Group Mid Cap, L.P.

                               By: Prescott Group Capital Management, L.L.C., its general partner

                               By:  /s/ Phil Frohlich
                                    --------------------------------------------
                                    Phil Frohlich, Managing Member

                                    Prescott Group Aggressive Mid Cap, L.P.

                               By: Prescott Group Capital Management, L.L.C., its general partner

                               By:  /s/ Phil Frohlich
                                    --------------------------------------------
                                    Phil Frohlich, Managing Member


                                    Phil Frohlich

                               By:  /s/ Phil Frohlich
                                    --------------------------------------------
                                    Phil Frohlich